THIRD AMENDED AND RESTATED BYLAWS
OF
VOLATO GROUP, INC. (THE “CORPORATION”)

ARTICLE II STOCKHOLDERS MEETINGS

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Certificate of Incorporation of the Corporation, as the same may be amended or restated from time to time (the ‘‘Certificate of Incorporation’’), or these Second Amended and Restated Bylaws, as the same may be amended from time to time (these ‘‘Bylaws’’), the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing one third of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing one third of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairperson of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 hereof until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.’’

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